KONECRANES

FILE 82-4297

Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@kcigroup.com

6 November, 2003

03 NOV 17 AM 7:21

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

03037396

Securities and Exchange Commi
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Release published by the Company on 5 November, 2003.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

0.b.0. Franciska Janzon
Investor Relations Manager

Liisa Siren

Liisa Siren
secretary

11/17

KCI KONECRANES PLC

STOCK EXCHANGE RELEASE
5 November, 2003 4.30 p.m.

KCI KONECRANES' 2003 OPTION RIGHTS ENTERED INTO THE TRADE REGISTER

The option rights of KCI Konecranes Plc's option program 2003 have been distributed and accepted by the recipients and the option rights have been entered into the trade register. All 2003A series stock options were distributed to the key personnel of the company. According to the terms of the option program, the 2003B and 2003C stock options have been distributed to a subsidiary of KCI Konecranes Plc, Konecranes Finance Corporation, to be later issued to the present and future key personnel of KCI Konecranes Group.

The number of stock options is 600,000 and they are divided into three (A,B and C) equal series. The share subscription period is:

for stock option 2003A	2.5.2005 - 31.3.2007,
for stock option 2003B	2.5.2006 - 31.3.2008 and
for stock option 2003C	2.5.2007 - 31.3.2009.

The share subscription price was determined in the stock option terms and conditions and was EUR 20.56/share. Each stock option right entitles its holder to subscribe for one (1) share in KCI Konecranes Plc.

As a result of share subscriptions based on the 2003 stock options, the share capital of KCI Konecranes Plc may be increased by a maximum of EUR 1,200,000 and the number of shares by a maximum of 600,000 new shares.

The issue of option rights was approved at the Annual General Meeting on 6 March, 2003 and stock option terms and conditions were published in a stock exchange release on 12 February, 2003.

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Ms. Sirpa Poitsalo, Director, General Counsel,
Tel. +358-20 427 2011

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